

Sea Breeze Power Corp.

Info@SeaBreezePower.com   Lobby Box 91, Suite 1400 - 333 Seymour Street
www.SeaBreezePower.com   Vancouver, British Columbia V6B 5A6 Canada
Voice (604) 689-2991   Fax (604) 689-2990

September 26, 2005

United States
Securities And Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

ATTN: James Allegretto, Senior Assistant Chief Accountant

Dear Mr. Allegretto,

Re: **Sea Breeze Power Corp., Vancouver Canada**
        Your comment letter from August 25, 2005

In response to your letter from August 25, 2005, please note the following written
statement by Sea Breeze Power Corp., Vancouver, British Columbia acknowledging:

- it's responsibility for adequacy and accuracy of the disclosure in the filing;

- that staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- that the Company will not assert staff comments as a defence in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

Sincerely,
Sea Breeze Power Corp.



per: Paul Manson,
        President